Mail Stop 03-06
April 7, 2005
Mr. Allan L. Schwartz
Executive Vice President and Chief Financial Officer
Imaging Diagnostic Systems, Inc.
6531 NW 18th Court
Plantation, FL 33313
Re:	Imaging Diagnostic Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2004
Filed September 17, 2004
Quarterly Report on Form 10-Q for the period ended
December 31, 2004
File No. 000-26028
Dear Mr. Schwartz:
      We have reviewed your filings and have the following
comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
Form 10-K for the Fiscal Year Ended June 30, 2004
Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 27
Results of Operations - Page 27
1. Where changes in financial statement line items are the result of
several factors each significant factor should be separately quantified and discussed. For example, you say that compensation increased "due to the recording of a stock bonus given to employees during the third quarter and the accrual of the payment obligation to
Linda Grable." However, you do not quantify the impact of each of these factors. Apply throughout MD&A.
Balance Sheet Data - Page 28
2. We see the significance of inventory to your assets. We also see
that you have sold only a few units and that the timing of FDA approval is uncertain. Please expand MD&A to describe the components of inventories in more detail than as presented in Note 5.
Discuss
the nature and components of the raw materials and the status of the
"completed units under testing." Describe why you believe the carrying amount is recoverable, including discussion of how and when you expect to recover the investment. To the extent you plan to utilize inventories for purposes other than building assets held for sale, you should make clarifying disclosure. For instance, are raw materials or completed units also used for research and development or other purposes? Also describe your methods and procedures for identifying and recording inventory impairment, including disclosure about how your methods are faithful to the requirements of SAB
Topic
5-BB.  In light of the materiality, there should be robust
disclosure
about why your inventories are recoverable.
3. In light of the significance to your assets, tell us why you should not present critical accounting policy disclosure about inventories. Refer to FR-60 and FR-72 for guidance on critical accounting policies. Revise or advise.
4. Confirm to us that "completed units under testing" will be units
held for sale.  Otherwise explain to us why the related costs are not
research and development as provided by paragraph 9 to FAS 2. Financial Statements - Page 35
5. Please revise to include the selected quarterly financial data required by Item 302 of Regulation S-K.
Statement of Cash Flows - Page F-14
6. We note that increases in working capital liabilities are presented as cash outflows and decreases are presented as cash inflows in the statement of cash flows. Under the indirect method described in FAS 95, increases in working capital liabilities are normally cash inflows. Similarly, decreases in working capital liabilities are normally cash outflows. Accordingly, it is not clear why increases in accounts payable, accrued expenses and customer deposits are presented as cash outflows in your statement of cash flows. Tell us how your presentation for such liabilities is appropriate under FAS 95. If necessary revise to comply with the requirements of that guidance.
7. As a related matter, supplementally reconcile the cash inflow from
inventory of $202,151 with the change in the balance sheet account between year-end 2004 and year-end 2003. The balance sheet change suggests a cash outflow of $345,589. Show us that your presentation for this item is appropriate under FAS 95. If necessary revise to comply with the requirements of that guidance.
8. We note in the supplemental disclosures of non-cash investing
and
financing activities that you issued $492,701 of common stock through
exercise of incentive stock options.  We also note from the
statement
of cash flows that you received $492,701 of proceeds from the exercise of stock options. Please tell us supplementally whether these proceeds were received in cash. If so, why is the transaction disclosed as a non-cash event. If cash was not received, then it appears that the amount should not appear in the body of the Statement pursuant to paragraph 32 to FAS 95. If necessary revise to comply with the requirements of that guidance.
Note 2(b) Revenue Recognition - Page F-17
9. In a supplemental response, fully describe the terms and conditions of the sales recognized in 2004 and 2003. Describe any post sale obligations (training, installation, maintenance, etc...), any other post-shipment involvement and customer acceptance
protocols
associated with these sales, including how those matters were considered in the timing and amount of revenue. Also describe return policies applicable to these sales, including how potential
returns
were considered in the timing of these revenues. The supplemental narrative should demonstrate the timing and amount of revenue for these periods is appropriate under the requirements of SAB 104 and FAS 48. Update your response for any revenues recognized in 2005.
10. As a related matter, in an additional supplemental response describe the significant terms of the agreements with distributors, including payment, return, exchange, price protection, discounts, sales incentives and other significant matters. Show us that your disclosed policy of recognizing revenue at shipment is appropriate under SAB 104 and FAS 48. That response should also address the nature, timing and extent of post shipment obligations and customer acceptance protocols associated with transactions with
distributors.
Note 2(e) Prototype Equipment - Page F-18
11. Tell us why the costs of prototypes should not be expensed as research and development pursuant to paragraph 9 to FAS 2. This response should be detailed and specific in support of your accounting.
Note 2(m) Intangible Assets - Page F-21
12. Disclose the useful lives assigned to the UL and CE approvals, including how those lives were determined. Also separately disclose the amount assigned to each asset and make disclosure about the nature of the costs included in each asset. You should also expand
Note 7 to present all of the relevant disclosures from FAS 142.
13. In a supplemental response tell us why you believe the UL and
CE
approvals are intangible assets as defined in FAS 142.  Your response
should be specific to each item. We may have further comment upon review of your rationale.
14. It appears that the asset for the UL and CE approvals was not amortized in fiscal 2004. Tell us why that accounting is appropriate under the requirements of FAS 142. Your response should be
detailed
and specific; and we may have further comment upon review of that response.
Note 4. Going Concern - Page F-24
15. We see the limited revenues recognized in 2003 and 2004.
Please
revise to disclose when you expect to commence your planned
principal
operations and to derive significant revenue therefrom. That is, clarify when you expect to exit FAS 7 reporting.
Note 9. Other Current Liabilities - Page F-27
16. In a supplemental response explain the nature and origin of the
accrued liability for stock options. That response should also explain the accounting theory being applied in recording a liability for stock options. Also clarify how you expect to liquidate the obligation, including how you expect to account for that event. You should also make clarifying disclosure.
Note 14. Income Taxes - Page F-31
17. We see the substantial share issuances in recent periods. Accordingly, you should make disclosure about any resulting limitations on utilization of your operating losses. If you believe there are no such limitations, confirm supplementally.
Item 9A. Controls and Procedures - Page 36
18. We see disclosure that your principal executive officer and principal financial officer evaluated disclosure controls and procedures as of a date within 90 days before the filing date of the annual report. Please amend the filing to disclose management`s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the annual report.
Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release
No. 33-8238, available on our website at
www.sec.gov/rules/final/33-
8238.htm.
19. Please revise the language used in the disclosure concerning changes in internal control over financial reporting to indicate whether there was any change to internal control over financial reporting that occurred during the fourth quarter that has materially affected, or that is reasonably likely to materially affect, internal
control over financial reporting.  Refer to the language used in
Item
308(c) of Regulation S-K as amended effective August 13, 2003. Exhibits 31.1 and 31.2
20. We note that the certifications filed as Exhibits 31.1 and
31.2
were not in the proper form. The required certifications must be in
the exact form prescribed by Item 601(b)(31) to Regulation S-K.
The
wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph as referred to in Part III.E of Release
No. 8238. Accordingly, please file amendments to your Form 10-K
and
fiscal 2005 Forms 10-Q that include the entire filing together with
the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.
Form 10-Q for the Quarterly Period Ended December 31, 2004
Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 9
21. Please revise to make disclosure about the reasons for significant changes in the categories of operating expenses. In addition, where changes in financial statement amounts are the result of several factors each significant factor should be quantified
and
discussed to the extent practicable.  Specific expenses included in
these categories should also be discussed and analyzed.  MD&A should
provide an analysis of the results of operations.  Accordingly,
MD&A
should identify, quantify and describe reasons for significant changes in financial statement items.
Item 4. Controls and Procedures - Page 12
22. We note your disclosure that controls and procedures "are designed to ensure that the information required to be disclosed by a
company...is recorded, processed, summarized and reported within
required time periods."   Revise to clarify that disclosure
controls
and procedures are also designed to ensure that information
required
to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
23. We note your statement that management has concluded that disclosure controls and procedures are effective "in providing them with material information relating to the Corporation known to others
within the Corporation which is required to be included in our periodic reports filed under the Exchange Act." You should revise to clearly state, if true, whether or not your disclosure controls
and
procedures are "effective" as that term is contemplated by Item
307
to Regulation S-B. Accordingly, you should delete the language currently appearing after the word "effective." If you elect to provide further definition of what that conclusion means, that description should, in all material respects, reflect the language set forth in the entire two sentence definition from Exchange Act Rule 13a-15(e). Please revise.
*          *          *
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      You may contact Lynn Dicker at (202) 824-5264 or the undersigned at (202) 942-2862 if you have any questions. Sincerely,



Gary Todd
Reviewing Accountant
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Mr. Allan L. Schwartz
Imaging Diagnostic Systems, Inc.
April 7, 2005
Page 1